UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated March 31, 2011.

Exhibit 99.1

Future strategy following GMLP IPO

Hamilton, Bermuda, March 31, 2011 - As previously announced, on March 30, 2011, Golar LNG Partners LP (the "GMLP"), a wholly owned subsidiary of Golar LNG Limited ("Golar" or the "Company"), filed a registration statement with the U.S. Securities and Exchange Commission (the "SEC") for an initial public offering (the "Offering") of the GMLP's common units. The Offering currently is scheduled to include the sale by Golar of 12,000,000 common units, representing a 30.1% limited partner interest in GMLP, and to increase to 13,800,000 common units if the underwriters exercise in full their over-allotment option. The initial public offering price of the common units is expected to be between $20.00 and $22.00 per common unit, which would raise gross cash proceeds at the mid point of the price range of $252 million. The Offering is expected to price the week of April 4, 2011.

Golar intends to use the net proceeds from its sale of the common units to expand its fleet.

Immediately following the closing of the offering, Golar will own the GMLP's general partner and an approximate 67.9% limited partner interest in the GMLP. Golar will also own 81% of the GMLP's incentive distribution rights, which will entitle it to increasing percentages of the cash the GMLP distributes in excess of certain target distribution amounts. Golar LNG Energy Limited will own the remaining 19% of the incentive distribution rights.

Following the closing of the Offering, Golar anticipates entering into discussions with Golar LNG Energy Limited in order to seek a mutually beneficial integration between the two companies.

This offering of common units will be made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, when available, may be obtained from the offices of Citi, Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, Email: BATProspectusdept@citi.com, Telephone: 800-831-9146; BofA Merrill Lynch, Attention: Prospectus Department, 4 World Financial Center, New York, NY 10080, Email: dg.prospectus_requests@baml.com; and Morgan Stanley, Attention: Prospectus Dept., 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, Telephone: 866-718-1649.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The statements in this press release that are not historical facts may be forward-looking statements. Such forward looking statements, based upon the current beliefs and expectations of Golar's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Golar does not assume any obligation to update the information contained in this press release.

Golar LNG Limited

March 31, 2011

Hamilton, Bermuda.

Questions should be directed to:

Golar LNG Management Ltd - +44 207 063 7900

Brian Tienzo: Group Financial Controller

Graham Robjohns: Chief Executive Officer

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: March 31, 2011	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer